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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                         MILLENIUM SPORTS MANAGEMENT, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                            Common stock, no par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  599907201000
           --------------------------------------------------------
                                 (CUSIP Number)

                   Robert J. Hartung 3015 N Halifax Ave C-31
                        Daytona Beach, FL 904-672-7182
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 15, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-2 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendments containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 599907201000

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons

     Robert J. Hartung     Mary Anne Hartung JTWROS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  / /
     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
                       PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
              USA as to both
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
Beneficially Owned
by Each Reporting            --------------------------------------------------
Person With                   (8) Shared Voting Power
                                    40,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    40,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          40,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
           5.56
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
           IN
-------------------------------------------------------------------------------




INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
     SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

Cuspid No. 59907201000

ITEM 1.  SECURITIES AND ISSUER

This statement relates to the common stock, no par value, of Millennium Sports Management, Inc. The principal executive offices are located at Ross' Corner U.S. Highway 206 and County Route 565 Augusta, New Jersey 07822.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed by Robert J. and Mary Anne Hartung as JTWROS 3015 N. Halifax Ave C-31 Daytona Beach, FL 32118.

During the last five years, Mr. and Mrs. Hartung have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order against them enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. and Mrs. Hartung are citizens of the United States and are private investors.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The reporting persons used personal funds to purchase the common stock.

ITEM 4.  PURPOSE OF TRANSACTION

The reporting persons purchased the common stock for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As of the date of this filing, the reporting persons beneficially owns 40,000 common shares which represents 5.56 per cent of the common shares. 35,000 purchased 7/28-3/15 @ 7/8-1 each.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.     NONE.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS     NONE.

After reasonable inquiry and to the best of our knowledge and belief, WE certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 1999


                       /s/ Robert J. Hartung          /s/ Mary Anne Hartung
                       ------------------------       -----------------------
                         Robert J. Hartung               Mary Anne Hartung